Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-204119

November 16, 2016

Eastman Chemical Company

Pricing Term Sheet

€200,000,000 1.50% Notes due 2023

€500,000,000 1.875% Notes due 2026

Issuer:	Eastman Chemical Company

Ratings:	Baa2 (stable outlook) / BBB (stable outlook) / BBB (stable outlook) (1)

Trade Date:	November 16, 2016

Settlement Date:	T+3; November 21, 2016

Security Type:	Senior Unsecured Notes

Offering Format:	SEC Registered

Principal Amount:	€200,000,000 The €200,000,000 1.50% Notes due 2023 (the “New 1.50% Notes”) are being issued as additional notes of the same series as the already outstanding €550,000,000 aggregate principal amount of 1.50% Notes due 2023, issued on May 26, 2016 (the “Existing 1.50% Notes”) under the Indenture dated June 5, 2012 (the “Indenture”). The New 1.50% Notes will be treated as a single series with the Existing 1.50% Notes and will have the same terms (other than the date of issue and the initial price), including having the same ISIN, Common Code and CUSIP number, as the Existing 1.50% Notes.	€500,000,000

Interest Payment Dates:	Annually on May 26 of each year, beginning May 26, 2017	Annually on November 23 of each year, beginning November 23, 2017

Maturity Date:	May 26, 2023	November 23, 2026

Coupon:	1.50%	1.875%

Price to Public:	101.715%, plus accrued interest from May 26, 2016 to the date of settlement of the New 1.50% Notes	99.306%, plus accrued interest, if any, from November 21, 2016

Yield to Maturity:	1.224%	1.952%

Benchmark Bund:	DBR 1.500% due May 15, 2023	DBR 0.000% due August 15, 2026

Benchmark Bund Price and Yield:	110.67%; -0.136%	96.95%; 0.319%

Spread to Benchmark Bund:	+136.0 bps	+163.3 bps

Mid-Swap Yield:	0.324%	0.702%

Spread to Mid-Swap Yield:	+90 bps	+125 bps

Make-Whole Call:	At any time prior to February 26, 2023 at T+30 bps	At any time prior to August 23, 2026 at T+25 bps

Par Call:	At any time on or after February 26, 2023	At any time on or after August 23, 2026

Change of Control:	Upon the occurrence of a change of control triggering event, we may be required to offer to repurchase all or a portion of the notes at a price equal to 101% of principal plus accrued and unpaid interest to, but excluding, the repurchase date.	Upon the occurrence of a change of control triggering event, we may be required to offer to repurchase all or a portion of the notes at a price equal to 101% of principal plus accrued and unpaid interest to, but excluding, the repurchase date.

Redemption for Tax Reasons:	In the event of certain changes in the tax laws of the United States, we may redeem all, but not part, of the New 1.50% Notes at a price equal to 100% of the principal amount of the New 1.50% Notes to be redeemed, together with accrued and unpaid interest to, but excluding, the redemption date.	In the event of certain changes in the tax laws of the United States, we may redeem all, but not part, of the 1.875% Notes due 2026 at a price equal to 100% of the principal amount of the 1.875% Notes due 2026 to be redeemed, together with accrued and unpaid interest to, but excluding, the redemption date.

Use of Proceeds:	The Company intends to use a portion of the net proceeds from the offering to complete a cash tender offer for certain of its outstanding debt securities (as described in, and upon the terms and conditions set forth in, the Company’s offer to purchase dated October 31, 2016, as amended) and the redemption of the approximately $160 million outstanding aggregate principal amount of its 6.30% notes due 2018. The Company intends to use the remaining net proceeds to repay or redeem a portion of the $500 million outstanding aggregate principal amount of its 2.4% notes due 2017, either at or prior to maturity. Any proceeds not used for the foregoing will be used for general corporate purposes, which may include working capital, capital expenditures, the repayment of other indebtedness outstanding from time to time, and other matters in connection with the implementation of the Company’s strategic initiatives. Pending the application of any net proceeds, the Company expects to invest such net proceeds in short-term investments.

CUSIP / ISIN / Common Code:	277432AT7 / XS1405783983 / 140578398	277432AU4 / XS1523250295 / 152325029

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Listing:	Application will be made to list the New 1.50% Notes and the 1.875% Notes due 2026 on the New York Stock Exchange.

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization / FCA

Joint Book-Running Managers:	Citigroup Global Markets Limited Morgan Stanley & Co. International plc Wells Fargo Securities International Limited

Senior Co-Managers:	J.P. Morgan Securities plc Barclays Bank PLC Merrill Lynch International Mizuho International plc

Co-Managers:	SunTrust Robinson Humphrey, Inc. Banco Santander, S.A. HSBC Bank plc MUFG Securities EMEA plc RBC Europe Limited SMBC Nikko Capital Markets Limited The Williams Capital Group, L.P.

(1)	A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain and will contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s web site at http://www.sec.gov. Alternatively, any underwriter or any dealer participating in this offering will arrange to send you, when available, the prospectus supplement and the prospectus if you request it by calling Citigroup Global Markets Limited at +1 (800) 831-9146, Morgan Stanley & Co. International plc at +1 (866) 718-1649 or Wells Fargo Securities International Limited at +44 (20) 7149 8481.

This pricing term sheet supplements the preliminary prospectus supplement issued by Eastman Chemical Company on November 16, 2016 relating to its prospectus dated May 13, 2015.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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